VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

(S.E.C. I.D. No. 8-53425)

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2019

VENECREDIT SECURITIES, INC.

(A Wholly-Owned Subsidiary of VBT Holdings, LTD)

Miami, Florida

FINANCIAL STATEMENTS AND SUPLEMENTARY INFORMATION

December 31, 2019

CONTENTS

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash and cash equivalents	$ 2,372,604
Interest-bearing deposits	250,000
Deposit with clearing organization (restricted)	100,000
Trading assets, at fair value	2,622,540
Prepaid expenses and other assets	469,931
Right-of-use asset	1,253,487
	$ 7,068,562

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued commission expense (related party)	$ 139,284
Accrued expenses and other liabilities	69,865
Lease liabilities	1,253,487
Total Liabilities	1,462,636

Stockholder's equity

Common stock, $1 par value; 1,000,000 shares, authorized 1,000,000 shares issued and outstanding	1,000,000
Retained earnings	4,605,926
Total stockholder's equity	5,605,926
	$ 7,068,562

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

Revenue:

Commissions	$ 1,578,326
Administrative fees	537,725
Interest income	81,168
Gain on trading securities, net	52,997
Other income	195,043
	2,445,259

Expenses:

Compensation and benefits	581,893
Commission expense	505,984
Professional services	172,774
Clearing fees	90,279
Occupancy and equipment	128,289
Insurance	94,208
Other	116,857
	1,690,284

Income before income taxes	754,975
Income tax expense	191,051
Net income	$ 563,924

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2019

	Common Stock	Retained Earnings	Total
Balance at January 1, 2019	$ 1,000,000	$ 4,042,002	$ 5,042,002
Net income	-	563,924	563,924
Balance at December 31, 2019	$ 1,000,000	$ 4,605,926	$ 5,605,926

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2019

Cash flows from operating activities	
Net income	$ 563,924
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	1,852
Trading Assets:	
Maturities	1,575,333
Purchases	(1,750,297)
Changes in assets and liabilities	
Interest-bearing deposits	116,930
Prepaid expenses and other assets	(42,677)
Accrued commission expense	41,432
Accrued expenses and other liabilities	48,450
Net cash from operating activities	554,947
Net change in cash and cash equivalents	554,947
Cash and cash equivalents and restricted cash at beginning of year	1,917,657
Cash and cash equivalents and restricted cash at end of year	$ 2,472,604
Supplemental disclosure:	
Income taxes paid	$ 142,000
Supplemental noncash disclosure:	
Lease Liabilities arising from obtaining right-of-use-assets	$ 1,323,682

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a fully disclosed introducing broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of VBT Holdings, LTD. The Company offers traditional securities transaction and brokerage services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York (Pershing). The Company is a member of and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand, restricted cash and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Interest-Bearing Deposits: Interest-bearing deposits mature within one year and are carried at cost.

Trading Assets: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in net interest income.

Cost Method Investment: The Company holds an investment in a limited partnership and accounts for it using the cost method of investment. The security is periodically assessed for impairment.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: The Company, under the correspondent clearing agreement with its clearing agent, has agreed to indemnify the clearing agent from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The margin balances as of December 31, 2019 were $36,349. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

<u>Concentrations of Credit Risk</u>: As of December 31, 2019, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. At times these amounts exceed federally insured limits. The Company also engages in trading activity with various counterparties that are mostly financial institutions in the United States. As more fully disclosed in Note 3, the Company has a trading security portfolio with significant concentration risk in fixed income securities (corporate bonds). Management believes there is no significant risk of loss or counterparty risk on these financial instruments.

Most of the Company's business activity is with customers domiciled in Venezuela. Therefore, the Company's exposure to any future credit and liquidity risks is significantly affected by changes in the economy and political stability of Venezuela.

<u>Transfers of Financial Assets</u>: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

<u>Loss Contingencies</u>: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are presently such matters that will have a material effect on the financial statements.

<u>Income Taxes</u>: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2019.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are included in income tax expense in the accompanying statement of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Adoption of New Accounting Standards: On January 1, 2019, the Company adopted ASU No. 2016-02 "Leases (Topic 842)"and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet. We adopted the standard under a modified retrospective approach as of the date of adoption and elected to apply several of the practical expedients, including:

- Carry over of historical lease determination and lease classification conclusions
- Carry over of historical initial direct cost balances for existing leases
- Accounting for lease and non-lease components in contracts in which the Company is a lessee as a single lease component.

Adoption of the leasing standard resulted in the initial recognition of operating right-of-use assets of $1,323,682 and operating lease liabilities of $1,323,682. These amounts were determined based on the present value of remaining minimum lease payments, discounted using the Company's incremental borrowing rate of 5.125% as of the date of adoption. There was no material impact to the timing of expense or income recognition in the Company's Statement of Operations.

NOTE 2- FULLY- DISCLOSED CLEARING AGREEMENT

In 2001, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2019, the Company had $100,000 of cash on deposit to satisfy this requirement and this is included in the statement of financial condition as deposit with clearing organization (restricted). Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – TRADING ASSETS AND CONCENTRATIONS OF CREDIT RISK

As of December 31, 2019 securities owned were as follows:

US Corporate Bonds:

Bank of America	$ 40,037
BNP Paribas	200,270
Diageo	30,455
Royal Bank of Canada	170,325
Barclays	204,736
Duke Energy	27,756
General Motors	411,772
HSBC	201,624
Goldman Sachs	423,080
American Express	422,912
JP Morgan	426,588
	2,559,555

Equities:

Walmart	62,985
	62,985
	$ 2,622,540

There were no sales of trading securities during the year ended December 31, 2019

NOTE 4 – INVESTMENT IN BBH LIMITED PARTNERSHIP

As of December 31, 2019, the Company had invested a total of $433,888 in BBH Capital Partners V, L.P. The Company still has a commitment of investment for additional $465,738 on this Limited Partnership that will be made at the discretion of the Managers of the fund. For purposes of the computation of Net Capital pursuant to Rule 15c3-1 this investment is treated as a non-allowable asset.

NOTE 5 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values.

 Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

 Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

 Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of equity securities outstanding as of December 31, 2019 are determined by obtaining quoted market prices (Level 1).

The fair values of corporate bonds outstanding as of December 31, 2019 are determined by obtaining quoted market prices that are not recent or active, fair values are calculated based on inputs that are observable and corroborated by market data of the identical asset (Level 2).

The carrying amounts, which approximate the estimated fair value because of their short maturity, for cash and cash equivalents of $2,372,604 interest bearing deposits and deposits with clearing organization of $100,000, are considered Level 1 inputs.

The carrying amounts, which approximate the estimated fair value because of their short maturity, for accrued commission expense of $139,284 and accrued expenses and other liabilities of $69,865 are considered Level 1 inputs.

NOTE 6 - INCOME TAXES

Income tax expense for the period ended December 31, 2019 was as follows.

Current	$ 191,051
Deferred	-
	$ 191,051

There were no deferred tax assets or deferred tax liabilities balances as of December 31, 2019.

The federal statutory rate for the Company is 21%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of state income taxes and other miscellaneous items.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2016.

NOTE 7 – LEASES

Estimated future rent commitments under the non-cancelable operating lease at December 31, 2019 were as follows:

Year ending	Amount
2020	83,930
2021	148,209
2022	152,645
2023	157,212
2024	161,938
Thereafter	966,125
	$1,670,059
Less imputed interest	(416,572)
Total present value of lease liability	$1,253,487

The operating cost was $117,195 for the year ended December 31, 2019.

Lessee Arrangements

The Company enters into leases in the normal course of business. The company's lease has a remaining term for 10 years with a renewal option at the end of this period.

The Company includes lease extension and termination options in the lease term if, after considering relevant economic factors, it is reasonably certain the Company will exercise the option. In addition, the Company has elected to account for any non-lease components in its real estate leases as part of the associated lease component. The Company has also elected not to recognize leases with original terms of 12 months or less (short-term lease) on the Company's balance sheet.

Leases are classified as operating or finance leases ate the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The discounted rate used to calculate the present value was 5.125%. The lease term used to calculate the present value was 10 years.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate is based on the rate offered by VBT Bank and Trust, adjusted for the lease term and other factors.

Right-of -use assets and lease liabilities by lease type, and the associated balance sheet classifications, are as follows:

Balance Sheet Classification	
Right-of-use assets	$1,253,486
Total right-of-use assets	$1,253,486
Lease liabilities	$1,253,486
Total lease liabilities	$1,253,486

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is a member of a group of companies affiliated through common ownership and management. During 2019, the Company earned approximate $294,184 from commissions derived from trades involving these companies under the same control.

At December 31, 2019, there are no amounts due from and approximately $139,284 due to companies within the common ownership group.

During 2019, the Company recorded an expense of $505,984 related to commission referrals to the parent company.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital requirement is the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2019, the Company had net capital of $3,745,434 which was $3,645,434 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .0558 to 1 at December 31, 2019.

NOTE 10 - REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company adopted the provisions of ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASC Topic 606). In accordance with ASC Topic 606, revenues are recognized when control of promised goods are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC Topic 606, the Company performs the following five steps: (i) identifies the contract(s) with a customer; (ii) identifies the performance obligations in the contract; (iii) determines the transaction price; (iv) allocates the transaction price to the performance obligations in the contract; and (v) recognizes revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC Topic 606, the Company assesses the goods that are promised within each contract and identifies those that contain performance obligations, and assesses whether each promised good is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

The following table summarizes the Company's revenue, disaggregated by type of services for the year ending December 31, 2019:

Type of Services	
Trading Revenue	$ 1,578,326
Administrative Fees	537,725
Not in Scope of Topic 606	329,208
Total Revenue	$ 2,445,259

The following is a description of revenues within the scope of ASC Topic 606:

Trading Revenue: Revenue generated from the sale of fixed income securities, primarily corporate debt and secondarily government debt. The Company also earns a significant portion of its income from the sale of offshore mutual funds and a less significant portion from the sale of equities. Trading revenues

can be generated by either a mark-up to the customer from the Company's execution purchase or sales price or by charging a specific dollar amount to the client in the form of a commission. Trading revenues are collected at each individual sale, recognized on the trade, and the sale is the sole performance obligation. There are no minimum orders or future performance obligations or deferred recognition requirements.

Administrative Fee: Assessed to customer accounts related to continue account Service and Check Handling/Processing. The fee of $350 per quarter will be charged in arrears directly to the customer's account, at which time the performance obligation has been fulfilled. The administrative fee is comprised of various fees directly incurred by the Company associated with Foreign and Domestic Clearance/Execution and other rebillable services. This structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately at a point in time.

Not in Scope of ASC Topic 606: Totals not in scope of ASC Topic 606 include other income generated by trading the Company's capital, remuneration to the Company by the Money Fund companies within the Company's clearing firm for customer sweep balances and other operating income.

The Company did not have any significant performance obligations as of December 31, 2019. The Company also did not have any material contract acquisition costs. The only significant judgements or estimates in recognizing revenue for financial reporting is whether to recognize revenue at a point in time or over time.

SUPPLEMENTARY INFORMATION

VENECREDIT SECURITIES, INC.

SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2019

Total stockholder's equity	$ 5,605,926
Deductions and/or charges	
Net fixed assets	(2,838)
Other non-allowable assets	(1,722,189)
Net capital before haircuts on securities	3,880,899
Haircuts on securities	(135,465)
Net capital	$ 3,745,434
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued commissions	$ 139,284
Accrued expenses and other liabilities	69,865
Total aggregate indebtedness	$ 209,149
Aggregate indebtedness to net capital	5.58%
Computation of basic net capital requirement	
Minimum net capital required	$ 100,000
Net capital	3,745,434
Excess net capital	$ 3,645,434
Excess net capital at 100% (net capital less	
120% of minimum dollar net capital requirement)	$ 3,625,434

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2019 unaudited FOCUS Part IIA filings amended on February 28, 2020.

VENECREDIT SECURITIES, INC.

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2019

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1   _____

B. (k)(2)(i) - "Special Account for the Exclusive Benefit
    of Customers" maintained   _____

C. (k)(2)(ii) - All customer transactions cleared through another
    broker-dealer on a fully disclosed basis
 Name of clearing firm: <u>Pershing Advisor Solutions LLC</u>   X

D. (k)(3) - Exempted by the order of the Commission   _____